UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER:  000-51764

CUSIP NUMBER: N/A

(Check One)	☐	Form 10-K	☐	Form 20-F	☐	Form 11-K	☒	Form 10-Q
	☐	Form 10-D	☐	Form N-SAR	☐	Form N-CSR

For Period Ended:  June 30, 2019

☐ Transition Report on Form 10-K	☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K	☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I—REGISTRANT INFORMATION

Lincolnway Energy LLC

Full Name of Registrant

Not Applicable

Former Name if Applicable

59511 W. Lincoln Highway

Address of Principal Executive Office (Street and Number)

Nevada, Iowa 50201

City, State and Zip Code

PART II—RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III—NARRATIVE

The Company is unable to timely file its quarterly report on Form 10-Q for the period ended June 30, 2019 (the “Form 10-Q”) without unreasonable effort and expense due to a determination made immediately before the Form 10-Q filing date to recognize all long-term debt as current on its financial statements.  As a result, the Company is seeking the extension provided by filing this Form 12b-25 in order to allow it more time to complete revisions to the Form 10-Q to reflect the debt reclassification. The Company expects that the Form 10-Q will be completed to ensure timely filing prior to the reporting deadline provided by such extension.

PART IV—OTHER INFORMATION

(1)          Name and telephone number of person to contact in regard to this notification

David Gardels	(402) 964-5027

(Name)	(Area Code) (Telephone Number)

(2)          Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If answer is no, identify report(s). ☒ Yes   ☐ No

(3)          Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes  ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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The Form 10-Q will reflect the following significant change in results of operations.

•	Working capital has declined from $11,850,347 at March 31, 2019 to a working capital (deficit) of $(16,131,925) at June 30, after giving effect to the debt reclassification.

•	Net (loss) for the nine months ended June 30, 2019 was $(10,661,610) due to a loss of $(7,394,842) during the three months ended June 30, 2019.

Lincolnway Energy, LLC

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 15, 2019	By:	/s/ Jeff Kistner
	Name:	Jeff Kistner
	Title:	Interim Chief Financial Officer

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